Exhibit 99.2

FYE24-Q2 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending September 30, 2023

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 GMT) on Wednesday, November 8, 2023. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be access at: https://edge.media-server.com/mmc/p/k879zaca

Dear Shareholder,
It is such a thrill to write our first quarterly shareholder letter as a public company once again. These letters will update investors on Arm’s progress and provide details about the quarter in advance of our earnings calls, maximizing time available for Q&A.

Certainly, the highlight of the quarter was the Arm IPO on September 14, when we listed on the Nasdaq Global Select Market. This was a historic event for the company and its employees, one that we celebrated across all our offices around the globe. Arm has been developing leading technology for more than 30 years, and we are delighted that you, our shareholders, will be joining us on the journey ahead. I am so proud of what we accomplished to get us to this point, however this is just the beginning. The best is yet to come.

Quarterly Highlights
•Revenue increased 28% year-over-year, topping $800 million for the first time, reinforcing that our diversified business strategy is showing real results.
•The better than expected revenue was driven by multiple high-value long-term license agreements signed with industry leading technology companies, and royalty revenue benefiting from market share gains and higher royalty rates.
•The immediate need for companies to increase investment in Artificial Intelligence (AI) across all end markets helped drive license revenue up 106% year-over-year.
•The ongoing requirement for power efficient solutions in infrastructure and automotive continued to drive double digit royalty growth in those markets.
•Non-GAAP operating profit increased 92% year-over-year to $381 million resulting in a 47.3% non-GAAP operating margin.
•Addressing the demand for reduced development time and decreased time to market, Arm announced the Arm®
Neoverse™ Compute Subsystems, for companies developing differentiated chips for cloud compute.
•7.1 billion Arm-based chips were reported as shipped, taking the cumulative total to 272.5 billion.
•New Arm-based energy-efficient AI capable products were announced by Google, Meta, Nvidia, Renesas, Xiaomi, and many more, as Arm takes AI everywhere.

"Following our successful IPO, Arm is off to an outstanding start as a public company with record revenue fueled by the success of our diversified business," said Rene Haas, CEO. "Licensing revenue was up over 100% year-over-year as the demand for AI has kicked off increased investment across all end markets. Our royalty revenue benefited from market share gains in automotive and cloud compute as our latest technologies, such as Armv9, increased penetration across all markets where AI is driving the need for our unique combination of performance and power efficiency."

Results for Q2 fiscal year ending 2024

Today, we are pleased to share results for the second quarter of fiscal year ending 2024 (Q2 FYE24), which ended September 30, 2023.

Financial Metrics

$million, unless stated	GAAP			Non-GAAP (1)
	Q2 FYE24	Q2 FYE23	Y/Y %	Q2 FYE24	Q2 FYE23	Y/Y %
Total revenue	806	630	28%	806	630	28%
License and other revenue	388	188	106%	388	188	106%
Royalty revenue	418	442	(5)%	418	442	(5)%
Cost of goods sold	(46)	(25)	84%	(26)	(24)	8%
Gross profit	760	605	26%	780	606	29%
Gross margin (%)	94.3%	96.0%		96.8%	96.2%
Operating expenses	(916)	(422)	117%	(399)	(408)	(2)%
Operating profit (loss)	(156)	183	(185)%	381	198	92%
Operating margin (%)	(19.4)%	29.0%		47.3%	31.4%
Net income (loss)	(110)	114	(196)%	380	178	113%
Diluted earnings per share ($)	(0.11)	0.11	(200)%	0.36	0.17	112%
Free cash flow				169	33	412%

(1) For more information, definitions, and reconciliations of Non-GAAP measures see the “Key Financial and Operating Metrics” section below.

Non-Financial Metrics (1)

	Q2 FYE24	Q2 FYE23	Y/Y %
Annualized contract value ("ACV")	$1,108 million	$1,080 million	3%
Remaining performance obligations ("RPO")	$2,414 million	$1,751 million	38%
Arm Total Access licenses	22	13	69%
Arm Flexible Access licenses	212	194	9%
Chips reported as shipped	7.1 billion	7.5 billion	(6)%
Total number of employees	6,629	5,679	17%
Engineers as a percentage of total employees	80%	79%

(1) For more information and definitions of Non-Financial Metrics see the “Key Financial and Operating Metrics” section below.

We didn't just have the IPO to celebrate in Q2 FYE24, it was also a great quarter financially, operationally and strategically, demonstrating the strength of our diversified business and AI driving demand for new Arm technology.

Financially, Arm is announcing our highest ever quarterly revenue, over $800 million for the first time in our history, up 28% year-over-year, exceeding the growth seen by many of our peers in the semiconductor industry. Revenue exceeded expectations at the beginning of the quarter, and is primarily due to multiple high-value, long-term license agreements signed with industry leading technology companies who are developing chips across all of our target markets. This drove very strong growth in our licensing and other revenue, up 106% year-over-year. Much of this license revenue growth was enabled by the Arm Total Access business model, which provides customers with access to a wide range of Arm central processing units (CPUs) and related technologies. We have seen strong demand for higher-performance CPUs as companies look to capture the increasing demand for AI, from cloud servers to smartphones to automotive applications. Royalty revenue was down 5% year-over-year, with lower sales of chips for smartphones being offset by growth in other target markets such as cloud compute and automotive applications. Additionally, our overall royalty revenue is benefiting from higher royalty rates as Armv9 penetration increases.

Operationally, Arm continued to increase investments in R&D to meet the demand for more compute capability from across the industry and to execute on our broadening product roadmap. Overall headcount increased by 17% year-over-year, with more than 85% of the net new hires going into engineering roles. The cost associated with this increase in headcount was offset by several one-off items, resulting in non-GAAP operating expenses declining by 2% year-over-year. With revenue growing strongly and costs declining, non-GAAP operating profits have increased by 92%, delivering a 47.3% non-GAAP operating margin.

Strategically, Arm continues to lead on innovation and during the quarter we announced the Arm Neoverse Compute Subsystems (CSS), a faster, more efficient path to delivering custom-built chips for AI, cloud servers, 5G base station equipment, and other infrastructure applications. And then shortly after the end of the quarter, we announced Arm Total Design for Neoverse CSS which engages critical ecosystem partners to help accelerate the development of Arm Neoverse-based chips.

Guidance

Looking forward, we have good visibility into our licensing pipeline for the second half of the fiscal year, although there is uncertainty regarding the exact timing of some deals and the revenue recognition profiles for future agreements are subject to change. Industry analysts forecast that the semiconductor industry is starting to recover, which can benefit our royalty revenue, however the trajectory of the recovery is not clear, and the industry remains vulnerable to changes in the external macroeconomic environment.

	Q3 FYE24	FYE24
Revenue	$720m - $800m	$2,960m - $3,080m
Non-GAAP operating expense (1)	~$460m	~$1,765m (2)
Non-GAAP fully diluted earnings per share (1)	$0.21-$0.28	$1.00 - $1.10

(1) For more information and definitions of the Non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.
(2) Our FYE24 non-GAAP operating expense guidance includes a one-time increase in social security taxes of approximately $45m in the fourth quarter, related to the vesting of certain equity awards following our IPO.

Our strategy to take artificial intelligence everywhere

Arm is central to the acceleration of AI and Machine-Learning (ML) workloads to computers everywhere. Whether its large language models being trained in the cloud or inference models being deployed at the edge, the need for efficient computing resources has never been more important. All AI algorithms need CPUs to run their models and our strategy is to develop the CPUs and related technologies needed to run these algorithms in the most energy efficient manner. Arm is making rapid progress in the adoption of its technology with AI acceleration in its CPUs and GPUs, and AI-specific products such as the Arm Ethos™ neural processing unit (NPU).

Arm is continuing to see demand from companies needing access to higher-performance CPUs, GPUs and other technologies, and to develop AI capable chips for a wide range of end markets. During the quarter, Arm signed multiple licenses for its latest products with companies that are designing chips requiring advanced AI capability for applications such as autonomous driving, cloud servers, consumer electronics, Internet of Things (IoT) and smartphones. This included a leading autonomous automotive OEM licensing additional Arm CPU and GPU IP as they develop the next generation of their Arm-based autonomous vehicle platform.

During Q2 and early Q3 our partners made the following announcements regarding AI capable devices:
•Nvidia GH200 Grace Hopper Superchip, which combines our Arm-based Grace CPU with the Hopper GPU, a case study for the need for energy-efficient compute for AI training and inference.
•Renesas announced its New Ultra-High Performance MCUs that include Arm Helium Technology to boost AI performance on edge and end-point devices.
•Meta and Arm announced a collaboration demonstrating PyTorch models running natively on Arm CPUs and NPUs, paving the way for easy deployment of PyTorch models at the edge.
•Google’s new Tensor G3 chip has been upgraded to support on-device generative AI, and includes the latest and most powerful mobile CPU, the Arm Cortex™-X4.
•The new Xiaomi 14 and 14 Pro will use Qualcomm's Snapdragon 8 Gen 3, which is also based on Arm Cortex-X4 CPU, and will run generative AI directly on the handset.
•Google and Qualcomm partnering to bring generative AI experiences to all Android phones, running the algorithm on a combination of the Arm CPU and accelerator.

Arm growing share in our target markets

Arm is making significant progress across its target end markets, with new product and ecosystem announcements, market leaders licensing Arm technology for their next chips, design wins at major OEMs, and with the latest Arm technology being deployed into high-volume applications.

Cloud Compute
Arm continues to gain market share within the cloud compute market as our customers increasingly adopt and deploy Arm CPUs into their cloud server chips driven by the need for power efficient computing. We are licensing our Neoverse CPU and Compute Subsystem technologies to both Cloud Service Providers (CSPs) and semiconductor companies developing chips for CSPs, and are continuing to invest in the software and developer ecosystem to make it easiest to develop chips and software for Arm-based cloud infrastructure.

During the quarter and in early Q3, we made several announcements to drive our strategy forward, including:
•Arm Neoverse CSS, a faster, lower-risk path to custom-built SoCs for infrastructure, but still allowing partners to retain flexibility to focus on innovation and differentiation.
•Arm Total Design, an ecosystem committed to frictionless delivery of custom SoCs based on Neoverse CSS that includes leading ASIC design houses, IP vendors, EDA tools providers, foundries and firmware developers - partners include Broadcom, Cadence, Intel Foundry Services, Socionext, Synopsys and TSMC.

Automotive
The automotive semiconductor market is one of Arm's fastest growing opportunities and where we have been rapidly gaining market share. Arm's strategy is to have our Automotive Enhanced (AE) CPUs and GPUs adopted as a platform for the software defined vehicle, and to have Arm technology designed into the next generation in-vehicle infotainment (IVI) systems, advanced driving assistance system (ADAS) products, and electronic control units (ECUs) at leading automotive OEMs and suppliers.

During the quarter, a leading automotive technology developer as well as a semiconductor customer who has recently entered the automotive ADAS chip market, both licensed a wide range of Arm's automotive enhanced CPUs and GPUs to gain access to the existing Arm automotive developer ecosystem.

After the end of the quarter,
•Renesas unveiled the fifth generation of its R-Car family of chips, including two new Arm-based MCU product lines providing solutions that meet the high computing performance and real-time processing requirements of the future automotive market. Renesas has committed to supporting market demands and making Arm-based products available to its customers.
•NXP announced the S32M2 motor controller series of automotive solutions, based on the Arm Cortex-M family of processors, and targeting energy-efficient functions within an electric vehicle.
Together, Renesas and NXP are the two largest automotive MCU providers, and by choosing to use Arm CPUs, system developers will be able to take advantage of the vast Arm software ecosystem within the automotive market.

IoT/Embedded
Arm is already the leading CPU architecture for IoT devices and embedded computers. One of the Arm Total Access agreements signed this quarter was with a major semiconductor company developing high-performance embedded computing chips. In addition, Arm signed a license for high-performance processors to a company developing satellite and ground unit communications.

Shortly after the end of the quarter, Renesas announced the world’s most powerful family of microcontrollers, the RA8 series, based on the Arm Cortex-M85 processor. The Cortex-M85 integrates Arm Helium technology which provides a 4x performance acceleration for machine learning algorithms and is essential as AI becomes increasingly important in edge and end-point devices.

Smartphone
Interest in high performance, pervasive Arm compute in smartphone and consumer electronics only continues to grow. Arm's strategy is to develop and license more advanced technology such as CPUs based on its Armv9 architecture, and platforms that deliver additional functionality, higher performance, and higher energy efficiency in mobile and consumer computing devices. Arm’s customers and end device consumers continue to demand these latest and greatest advances.

During the quarter, Arm signed multiple high-value, long-term licenses with leading OEMs and semiconductor companies developing chips for consumer electronics products, including the two new Arm Total Access agreements.

For Q2 FYE24, analyst reports indicate that shipments of smartphone handset were down approximately 5% year-over-year, and this was reflected in lower royalty revenue recognised. However, industry analysts are beginning to see signs of recovery in smartphone sales, with fiscal Q2 shipments up approximately 7% sequentially from Q1.

During the quarter and in early Q3,
•Mediatek announced the Dimensity 9300, its latest mobile chip with a one-of-a-kind All Big Core design targeting flagship smartphones. The Dimensity 9300 is powered by four Arm Cortex-X4 cores, four Arm Cortex-A720 cores and Arm Immortalis™-G720. It is designed for significantly improved performance for on-device generative AI processing, including running large language models on a smartphone.
•Microsoft introduced new services for app developers to accelerate the porting and optimization of apps and programs to run on natively on Arm-based Windows devices.

Financial Overview
(US GAAP unless otherwise stated)

Industry context
Semiconductors are indispensable to everyday life. In today’s technology-driven world, semiconductors are the enablers of the devices and infrastructure that facilitate virtually everything people do. As consumers and enterprises continue to demand more from their devices, and as new technologies, such as AI, create new markets and use cases, the pervasiveness of high-performance and energy-efficient semiconductors will continue to expand for decades to come.

The semiconductor industry has declined for the past several quarters driven by an inventory correction; OEMs stock-piled large numbers of chips following shortages during the pandemic, and as end-market demand weakened OEMs reduced their purchases of new chips in order to deplete their existing inventories. This inventory correction has primarily impacted consumer electronic products such as PCs, laptops and smartphones, as well as industrial equipment and IoT devices. While recent reports from industry analysts suggest that the industry has started to show signs of recovery, the trajectory of the recovery remains uncertain.

Total revenue
Total revenue in Q2 FYE24 was $806 million, an increase of 28% from the same period in the prior year, with strong license and other revenue more than offsetting a small decline in royalty revenue. This is better than we had expected at the beginning of the quarter, and is primarily due to multiple high-value, long-term license agreements signed with leading technology companies who are developing chips across all of our target markets from premium smartphones to servers to IoT devices.

License and other revenue
License and other revenue for Q2 FYE24 was $388 million, up 106% year-over-year. While this strong growth was the result of continuing demand for the latest Arm technology, it’s important to remember that the application of accounting standards can result in significant portions of multi-year licensing contracts to be recognized as revenue immediately, often as much as half of a deal’s total value. As this dynamic can cause revenue volatility period-to-period, we believe it is helpful to evaluate our licensing and other revenue growth in conjunction with our other reported metrics of annualized contract value ("ACV") and remaining performance obligations ("RPO"). ACV evenly spreads the committed licensing fees over the duration of the contract, while RPO reflects the value of contracts that have been signed and which remain to be recognized as license and other revenue in future periods.

License and other revenue vs ACV
$480m
$360m
$240m
$120m
$0m
License and other revenue
$1,200m
$900m
$600m
$300m
$0m
Annualized contract value
Q4 FYE22
Q1 FYE23
Q2 FYE23
Q3 FYE23
Q4 FYE23
Q1 FYE24
Q2 FYE24
Annualized contract value
License and other revenue

Annualized contract value
We define annualized contract value as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. ACV at the end of Q2 FYE24 was $1,108 million, up 3% year-over-year and up 6% sequentially. The sequential growth was our strongest over the last eight quarters and was primarily driven by the high-value license deals, especially Arm Total Access agreements, signed with major technology companies.

Remaining performance obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as license and other revenue in future periods. As of the end of Q2 FYE24, RPO was $2,414 million, up 38% year-over year and up 44% sequentially, driven by the high-value license deals and the renewal of a long-term customer agreement. We expect to recognize approximately 28% of RPO as revenue over the next 12 months, 21% over the subsequent 13-to 24-month period, and the remainder thereafter.

Remaining performance obligations
$2,500m
$2,000m
$1,500m
$1,000m
$500m
$0m
Q1 FYE23
Q2 FYE23
Q3 FYE23
Q4 FYE23
Q1 FYE24
Q2 FYE24

Licenses signed
During the quarter, Arm signed two additional Arm Total Access agreements, taking the total number of extant licenses to 22, which includes more than half of our top 20 customers. The two new Arm Total Access agreements were signed with a leading OEM developing their own chips and a leading semiconductor company, both targeting smartphones and consumer electronics devices, as well as other markets. In addition, Arm signed two extensions for existing Arm Total Access agreements. Arm Total Access agreements are typically multi-year commitments to Arm CPUs and related technologies, and many of Arm's long-term customers now have Arm Total Access agreements; 17 of the 22 have been Arm customers for more than a decade, demonstrating the enduring nature of the Arm architecture.

The Arm Flexible Access program enables startups to take advantage of the benefits of the broad Arm ecosystem as they enter into new markets. These agreements need to be renewed annually, and in Q2 the company had over 40 renewals and 18 new agreements signed, leading to one net addition, bringing the total number of extant licensees to 2121. The companies that renewed existing agreements or signed new agreements during the quarter are developing products for a wide range of applications including multiple AI accelerators, augmented reality headset, automotive application, sensors, wearables, and wireless communication equipment.
1 For the quarter ending June 30, 2023 (Q1 FYE24), the number of Flexible Access agreements has been corrected to 211 from 214 (as previously reported in Arm's final prospectus (IPO Prospectus) filed on September 14, 2023 with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to our Registration Statement on Form F-1) to account for certain customer license terminations and a consolidation of customer licenses due to an acquisition.

Royalty revenue
Royalty revenue was $418 million, down 5% year-over-year, reflecting the ongoing weakness in the smartphone market, offset by relative strength in other growth markets such as cloud compute and automotive applications.

Looking into the details and based on our analysis:
•Smartphone: Royalty revenue was negatively impacted by the high levels of smartphone chip inventory that had been built up in prior quarters, partially offset by higher royalty rates from smartphones using chipsets based on our latest Armv9 architecture.
•Cloud Compute: Royalty revenue grew double-digits, benefiting from ramping cloud compute chips and higher royalty rates from Armv9-based chips; infrastructure continues to be the fastest growing area for Arm.
•Automotive: Automotive continues to deliver very strong quarters with royalty revenue from ADAS more than doubling on the same period a year ago.
•IoT/Embedded: Royalty revenue from the IoT market was approximately flat as the market goes through inventory corrections due to soft end-market demand.

During the quarter, Arm’s customers reported that they had shipped 7.1 billion Arm-based chips in the prior period. This is a reduction of 6% year-over-year, reflecting the weakness in high volume markets such as IoT and embedded applications, offset by growth in higher-value, but lower-volume markets such as cloud servers and automotive chips. This takes the cumulative number of Arm-based chips shipped to more than 272.5 billion.

Gross profit and margin
Cost of sales in Q2 FYE24 were $46 million, resulting in a Gross Profit of $760 million and a 94.3% Gross Margin. Non-GAAP cost of sales were $26 million, resulting in a non-GAAP Gross Profit of $780 million and a 96.8% Gross Margin.

Operating expense and margin
Total operating expense in Q2 FYE24 was $916 million, including $490 million of share-based compensation cost (equity-settled) and $27 million for costs associated with the recent Arm IPO. Total non-GAAP operating expense of $399 million was down 2% year-over-year, due to a combination of a $40 million favorable reversal of a litigation provision, and a change in mix of share-based compensation from primarily cash-settled (or liability-classified) in Q2 FYE23, to primarily equity-settled in Q2 FYE24, which benefited the year-over-year non-GAAP comparison. For more detail on share-based compensation cost see table in GAAP to Non-GAAP Reconciliation.

Research and development (R&D) expense was $626 million, representing 77.7% of revenue. Non-GAAP R&D expense was $283 million, representing 35.1% of revenue, and up 13% year-over-year. Growth was driven by an 18% increase in engineering headcount, offset by the change in mix of share-based compensation cost from cash-settled to equity-settled.

Selling, general and administrative (SG&A) expense was $290 million, representing 36.0% of revenue. Non-GAAP SG&A expense was $116 million, representing 14.4% of revenue, down 27% year-over-year primarily due to the reversal of the litigation provision.

GAAP operating profit showed a loss of $156 million compared with a profit of $183 million for the same period a year ago. The increase in revenue was more than offset by the investment in engineering, higher share-based compensation costs and IPO-related costs. These items were partially offset by the reversal of the litigation provision.

Non-GAAP operating profit of $381 million was up 92% year-over-year and represents a 47.3% non-GAAP operating margin, compared with 31.4% for the same period last year.

Total share-based compensation cost (equity-settled) was $509 million with $19 million in cost of sales, $343 million in R&D and $147 million in SG&A. Share-based compensation costs were higher in Q2 than is expected in future quarters as the IPO triggered a one-time expense for previously granted shares. The future run-rate of share based compensation cost will depend on a number of factors, including the share price, but is currently expected to be between $150 million to $200 million per quarter.

For Q2 FYE23, adding back cash-settled share-based compensation cost of $47 million would have resulted in non-GAAP operating profit for the period of $245 million. For Q2 FYE24, excluding the favorable reversal of the litigation provision of $40 million and adding back cash-settled share-based compensation cost of $9 million would have resulted in non-GAAP operating profit for the period of $350 million, a 43% year-over-year increase in underlying non-GAAP operating profit and representing a 43.4% non-GAAP operating margin.

Income before income tax, taxation, share count and earnings per share
Income before income tax in Q2 FYE24 showed a loss of $119 million compared with a profit $152 million in Q2 FYE23. Non-GAAP Income before income taxes was $423 million, up 86% year-over-year.

The Company's effective tax rate for the quarter was 7.6% (non-GAAP 10.2%), which benefited from the one-time higher share-based compensation cost and its impact on profitability in the quarter. We expect the non-GAAP effective tax rate to be in the mid-teens on a go-forward basis.

Net income in Q2 FYE24 showed a loss of $110 million compared with a profit of $114 million in Q2 FYE23. Non-GAAP net income was $380 million, up 113% year-over-year.

Q2 FYE24 fully diluted earnings per share showed a loss of $0.11 per share (non-GAAP showed an income of $0.36 per share) compared with Q2 FYE23, which showed an income of $0.11 (non-GAAP showed an income of $0.17 per share).

On a GAAP basis, due to our loss position in the quarter, both basic and diluted shares were the same at 1,025,312,845 because including equity-classified awards would have been anti-dilutive. On a non-GAAP basis our fully diluted share count was 1,042,978,494.

Free cash flow
Non-GAAP free cash flow was $169 million for the quarter, with non-GAAP free cash flow for the trailing four quarters totaling $860 million, up 291% year-over-year. At the end of Q2 FYE24, Arm’s cash and cash equivalents, and short term investments, totaled $2,206 million, up 8% from $2,049 million in the prior quarter and 60% year-over-year.

In closing
We are delighted with Arm's first quarter as a listed company, which has demonstrated the strength of our business model and the robustness of our diversified products and end markets. Thank you for taking the time to review our letter, and we look forward to speaking to you on our call later today.

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer

Investor Contact Ian Thornton Investor.relations@arm.com	Media Contact Phil Hughes Global-PRteam@arm.com

Arm Holdings plc
Consolidated Income Statements
(in millions, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Revenue:
Revenue from external customers	$644	$469	$1,179	$993
Revenue from related parties	162	161	302	329
Total revenue	806	630	1,481	1,322
Cost of sales	(46)	(25)	(77)	(50)
Gross profit	760	605	1,404	1,272
Operating expenses:
Research and development	(626)	(248)	(963)	(466)
Selling, general and administrative	(290)	(172)	(486)	(325)
Disposal, restructuring and other operating expenses, net	—	(2)	—	(4)
Total operating expense	(916)	(422)	(1,449)	(795)
Operating income (loss)	(156)	183	(45)	477
Income (loss) from equity investments, net	(5)	(60)	(12)	(74)
Interest income, net	28	6	52	8
Other non-operating income (loss), net	14	23	13	27
Income (loss) before income taxes	(119)	152	8	438
Income tax benefit (expense)	9	(38)	(13)	(99)
Net income (loss)	(110)	114	(5)	339

Net income (loss) per share attributable to ordinary shareholders
Basic	$(0.11)	$0.11	$0.00	$0.33
Diluted	$(0.11)	$0.11	$0.00	$0.33

Weighted average ordinary shares outstanding
Basic	1,025,312,845	1,025,234,000	1,025,273,638	1,025,234,000
Diluted	1,025,312,845	1,027,048,150	1,025,273,638	1,026,475,177

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value and per share amounts)
(Unaudited)

	As of
	September 30, 2023	March 31, 2023
Assets:
Current assets:
Cash and cash equivalents	$1,406	$1,554
Short-term investments	800	661
Accounts receivable, net (including receivables from related parties of $270 and $402 as of September 30, 2023 and March 31, 2023, respectively)	864	999
Contract assets	235	154
Prepaid expenses and other current assets	137	169
Total current assets	3,442	3,537
Non-current assets:
Property and equipment, net	205	185
Operating lease right of use assets	205	206
Equity investments (including investments held at fair value of $578 and $592 as of September 30, 2023 and March 31, 2023, respectively)	725	723
Goodwill	1,615	1,620
Intangible assets, net	147	138
Deferred tax assets	139	139
Non-current portion of contract assets	121	116
Other non-current assets	211	202
Total non-current assets	3,368	3,329
Total assets	$6,810	$6,866
Liabilities:
Current liabilities:
Accrued compensation and benefits and share-based compensation	$159	$589
Tax liabilities	107	162
Contract liabilities (including contract liabilities from related parties of $119 and $135 as of September 30, 2023 and March 31, 2023, respectively)	288	293
Operating lease liabilities	24	26
Other current liabilities (including payables to related parties of $17 as of September 30, 2023 and March 31, 2023)	217	293
Total current liabilities	795	1,363
Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	19	152
Deferred tax liabilities	241	262
Non-current portion of contract liabilities	740	807
Non-current portion of operating lease liabilities	190	193
Other non-current liabilities	52	38
Total non-current liabilities	1,242	1,452
Total liabilities	2,037	2,815
Commitments and contingencies (Note 11)

Arm Holdings plc
Consolidated Balance Sheets
(in millions, except par value and per share amounts)
(Unaudited)

	As of
	September 30, 2023	March 31, 2023
Shareholders’ equity:
Ordinary shares, $0.001 par value, 1,088,334,144 and 1,025,234,000 shares authorized, 1,025,234,000 issued and outstanding as of September 30, 2023 and March 31, 2023, respectively.	2	2
Additional paid-in capital	1,979	1,216
Accumulated other comprehensive income	352	376
Retained earnings	2,440	2,457
Total shareholders’ equity	4,773	4,051
Total liabilities and shareholders’ equity	$6,810	$6,866

Arm Holdings plc
Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Cash flows provided by (used for) operating activities:
Net income (loss)	$(110)	$114	$(5)	$339
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	41	45	82	87
Deferred income taxes	(4)	(1)	(17)	(9)
Income (loss) from equity investments, net	5	60	12	74
Share-based compensation cost	513	34	653	47
Operating lease expense	9	8	17	17
Other non-cash operating activities, net	(3)	(13)	(3)	(2)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	33	(144)	135	(209)
Contract assets	(55)	23	(87)	39
Prepaid expenses and other assets	12	8	13	13
Accrued compensation and benefits and share-based compensation	5	32	(442)	(509)
Contract liabilities (including contract liabilities from related parties)	(96)	(2)	(72)	12
Tax liabilities	(76)	(11)	(64)	39
Operating lease liabilities	(13)	(23)	(17)	(59)
Other current liabilities (including payables to related parties)	(34)	(54)	(92)	(34)
Net cash provided by (used for) operating activities	$227	$76	$113	$(155)

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(125)	(440)	(385)	(665)
Proceeds from maturity of short-term investments	126	320	246	610
Purchases of equity investments	—	—	(11)	(3)
Purchases of intangible assets	(13)	(8)	(13)	(22)
Purchases of property and equipment	(34)	(26)	(60)	(38)
Net cash provided by (used for) investing activities	$(46)	$(154)	$(223)	$(118)

Cash flows provided by (used for) financing activities
Payment of intangible asset obligations	(11)	(9)	(21)	(20)
Other financing activities, net	(1)	—	(6)	—
Payment of withholding tax on vested shares	(12)	—	(12)	—
Net cash provided by (used for) financing activities	$(24)	$(9)	$(39)	$(20)

Effect of foreign exchange rate changes on cash and cash equivalents	1	(11)	1	(21)
Net decrease in cash and cash equivalents	158	(98)	(148)	(314)
Cash and cash equivalents at the beginning of the period	1,248	788	1,554	1,004
Cash and cash equivalents at the end of the period	$1,406	$690	$1,406	$690

Non-cash operating, investing and financing activities:
Non-cash additions in property and equipment	5	2	5	9
Non-cash additions in intangible assets	—	—	38	—
Non-cash additions to equity investments from conversion of certain receivables	4	—	4	—
Non-cash additions in operating lease right of use assets	6	2	13	2
Non-cash additions of operating lease liabilities	6	2	13	2
Non-cash distributions to shareholders	12	—	12	—
Non-cash withholding tax on vested shares	11	—	11	—
Non-cash reclassification of share-based compensation costs	343	—	343	—

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to the market to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics:

(in millions, except for Number of Arm-based Chips, Number of extant Arm Total Access and Arm Flexible Access licenses, and Total number of employees and engineers)	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Total revenue	806	630	1,481	1,322
License and other revenue	388	188	663	446
Royalty revenue	418	442	818	876
Operating income	(156)	183	(45)	477
Non-GAAP operating income (1)	381	198	653	495
Net income from continuing operations	(110)	114	(5)	339
Non-GAAP net income (1)	380	178	626	414
Net cash provided by operating activities	227	76	113	(155)
Non-GAAP free cash flow (1)	169	33	19	(235)

Operating metrics:
Number of Arm-based chips reported as shipped (billions)	7.1	7.5	13.9	14.8

			As of
Operating metrics:			September 30, 2023	September 30, 2022
Cumulative number of Arm-based chips reported as shipped (billions)			272.5	242.0
Number of extant Arm Total Access licenses (2)			22	13
Number of extant Arm Flexible Access licenses (2)(3)			212	194
Annualized contract value			$1,108	$1,080
Remaining performance obligation			$2,414	$1,751
Total number of employees (at end of period)			6,629	5,679
Total number of engineers			5,318	4,500
Total number of non-engineers			1,311	1,179
(1)    Non-GAAP operating income, Non-GAAP net income from continuing operations and Non-GAAP free cash flow are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    As of the last day of the applicable period.
(3)    For the quarter ended June 30, 2023 (Q1 FYE24), the number of Flexible Access agreements has been corrected to 211 from 214 (as previously reported in our IPO Prospectus) to account for certain customer license terminations and a consolidation of customer licenses due to an acquisition.

Number of Arm-based chips reported as shipped - for the period and cumulative
Each quarter, most of our customers, and those contracted through Arm China, furnish us (directly or via Arm China) with royalty reports setting forth the actual number of Arm-powered chips they shipped in the immediately preceding quarter. Royalty reports received in the 12-month period from April 1 to March 31 of each year relate to chip shipments made in the period from January 1 to December 31 of each year. We also perform various procedures to assess customer data related to royalties for reasonableness, and our license agreements generally include rights for us to audit the books and records of our customers to verify certain types of customer data.
We consider the number of chips reported as shipped by our customers as a key performance indicator because it represents the acceptance of our products by companies who use chips in their products (e.g., our customers’ customers). The number of chips shipped also provides insight into chip pricing and volumes in different end markets, which helps inform our pricing models and competitive positioning.
The cumulative number of Arm-based chips reported as shipped are from inception to date. We consider the cumulative number of Arm-based chips reported as shipped by our customers as a key performance indicator because it represents the scale of expansion of Arm-based products.

Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm China. We believe that, over time, many of our customers will transition to either an Arm Total Access or Arm Flexible Access license to access our products. This transition enables us and our customers to focus less on contract negotiations and more on how our products can be deployed in our customers’ future chips.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represents the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.

Annualized contract value
Each quarter, we track the annualized contract value (“ACV”) relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the IPLA. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or TLA, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.

Remaining performance obligations
Remaining performance obligations ("RPO") represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.

Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating expense, non-GAAP operating income, non-GAAP operating profit margin, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income before income taxes, net, non-GAAP net income, non-GAAP basic and diluted net income per share attributable to ordinary shareholders, and free cash flow. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude acquisition-related intangible asset amortization, share-based compensation cost associated with equity awards where our intent is to issue equity upon vesting (in lieu of cash settlement), costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, other operating income (expenses), net, (income) loss from equity method investments, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)

The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended September 30, 2023
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation costs (equity settled) (1)(2)(3)	Public company readiness costs	Costs associated with disposal activities	Restructuring and related costs	Income (loss) from equity investments, net	Income tax effects on non-GAAP adjustments	Non-GAAP Results
Total revenue	$806	$—	$—	$—	$—	$—	$—	$—	$806
Cost of sales	(46)	1	19	—	—	—	—	—	(26)
Gross profit	760	1	19	—	—	—	—	—	780
Gross profit margin	94.3%								96.8%
Operating expenses:
Research and development	(626)	—	343	—	—	—	—	—	(283)
Selling, general and administrative	(290)	—	147	27	—	—	—	—	(116)
Total operating expense	(916)	—	490	27	—	—	—	—	(399)
Operating income (loss)	(156)	1	509	27	—	—	—	—	381
Operating profit margin	(19.4)%								47.3%
Income (loss) from equity investments, net	(5)	—	—	—	—	—	5	—	—
Interest income, net	28	—	—	—	—	—	—	—	28
Other non-operating income (loss), net	14	—	—	—	—	—	—	—	14
Income (loss) before income taxes	(119)	1	509	27	—	—	5	—	423
Income tax benefit (expense)	9	—	—	—	—	—	—	(52)	(43)
Net income (loss)	$(110)	$1	$509	$27	$—	$—	$5	$(52)	$380
Net income (loss) per share attributable to ordinary shareholders
Basic	$(0.11)								$0.37
Diluted	$(0.11)								$0.36
Weighted average ordinary shares outstanding
Basic	1,025,312,845								1,025,312,845
Diluted	1,025,312,845								1,042,978,494
(1) Total share-based compensation cost, including both cash and equity settled awards, was $518 million for the three months ended September 30, 2023. For non-GAAP purposes, we adjust for those awards that are currently liability-classified but will be equity settled after the initial public offering. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended September 30, 2022
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation costs (equity settled) (1)(2)(3)	Public company readiness costs	Costs associated with disposal activities	Restructuring and related costs	Income (loss) from equity investments, net	Income tax effects on non-GAAP adjustments	Non-GAAP Results
Total revenue	$630	$—	$—	$—	$—	$—	$—	$—	$630
Cost of sales	(25)	1	—	—	—	—	—	—	(24)
Gross profit	605	1	—	—	—	—	—	—	606
Gross profit margin	96.0%								96.2%
Operating expenses:
Research and development	(248)	—	(2)	—	—	—	—	—	(250)
Selling, general and administrative	(172)	—	1	13	—	—	—	—	(158)
Impairment of long-lived assets	—	—	—	—	—	—	—	—	—
Disposal, restructuring and other operating expenses, net	(2)	—	—	—	2	—	—	—	—
Total operating expense	(422)	—	(1)	13	2	—	—	—	(408)
Operating income (loss)	183	1	(1)	13	2	—	—	—	198
Operating profit margin	29.0%								31.4%
Income (loss) from equity investments, net	(60)	—	—	—	—	—	60	—	—
Interest income, net	6	—	—	—	—	—	—	—	6
Other non-operating income (loss), net	23	—	—	—	—	—	—	—	23
Income (loss) before income taxes	152	1	(1)	13	2	—	60	—	227
Income tax (expense) benefit	(38)	—	—	—	—	—	—	(11)	(49)
Net income (loss)	$114	$1	$(1)	$13	$2	$—	$60	$(11)	$178
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.11								$0.17
Diluted	$0.11								$0.17
Weighted average ordinary shares outstanding
Basic	1,025,234,000								1,025,234,000
Diluted	1,027,048,150								1,027,048,150
(1) Total share-based compensation cost, including both cash and equity settled awards, was $46 million for the three months ended September 30, 2022. In the three months ended September 30, 2022, the share-based compensation income of $1 million pertains to a decrease in fair value of certain liability-classified awards that will be settled in equity at the time of vesting. For non-GAAP purposes, we adjust for those awards that are currently liability-classified but will be equity settled after the initial public offering. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Six Months Ended September 30, 2023
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation costs (equity settled) (1)(2)(3)	Public company readiness costs	Costs associated with disposal activities	Restructuring and related costs	Income (loss) from equity investments, net	Income tax effects on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,481	$—	$—	$—	$—	$—	$—	$—	$1,481
Cost of sales	(77)	2	25	—	—	—	—	—	(50)
Gross profit	1,404	2	25	—	—	—	—	—	1,431
Gross profit margin	94.8%								96.6%
Operating expenses:
Research and development	(963)	—	439	—	—	—	—	—	(524)
Selling, general and administrative	(486)	—	191	41	—	—	—	—	(254)
Impairment of long-lived assets	—	—	—	—	—	—	—	—	—
Disposal, restructuring and other operating expenses, net	—	—	—	—	—	—	—	—	—
Total operating expense	(1,449)	—	630	41	—	—	—	—	(778)
Operating income (loss)	(45)	2	655	41	—	—	—	—	653
Operating profit margin	(3.0)%								44.1%
Income (loss) from equity investments, net	(12)	—	—	—	—	—	12	—	—
Interest income, net	52	—	—	—	—	—	—	—	52
Other non-operating income (loss), net	13	—	—	—	—	—	—	—	13
Income (loss) before income taxes	8	2	655	41	—	—	12	—	718
Income tax benefit (expense)	(13)	—	—	—	—	—	—	(79)	(92)
Net income (loss)	$(5)	$2	$655	$41	$—	$—	$12	$(79)	$626
Net income (loss) per share attributable to ordinary shareholders
Basic	$—								$0.61
Diluted	$—								$0.60
Weighted average ordinary shares outstanding
Basic	1,025,273,638								1,025,273,638
Diluted	1,025,273,638								1,035,798,696
(1) Total share-based compensation cost, including both cash and equity settled awards, was $676 million for the six months ended September 30, 2023. For non-GAAP purposes, we adjust for those awards that are currently liability-classified but will be equity settled after the initial public offering. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Six Months Ended September 30, 2022
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation costs (equity settled) (1)(2)(3)	Public company readiness costs	Costs associated with disposal activities	Restructuring and related costs	Income (loss) from equity investments, net	Income tax effects on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,322	$—	$—	$—	$—	$—	$—	$—	$1,322
Cost of sales	(50)	3	—	—	—	—	—	—	(47)
Gross profit	1,272	3	—	—	—	—	—	—	1,275
Gross profit margin	96.2%								96.4%
Operating expenses:
Research and development	(466)	—	(1)	—	—	—	—	—	(467)
Selling, general and administrative	(325)	—	(7)	21	—	—	—	—	(311)
Impairment of long-lived assets	—	—	—	—	—	—	—	—	—
Disposal, restructuring and other operating expenses, net	(4)	—	—	—	1	1	—	—	(2)
Total operating expense	(795)	—	(8)	21	1	1	—	—	(780)
Operating income (loss)	477	3	(8)	21	1	1	—	—	495
Operating profit margin	36.1%								37.4%
Income (loss) from equity investments, net	(74)	—	—	—	—	—	74	—	—
Interest income, net	8	—	—	—	—	—	—	—	8
Other non-operating income (loss), net	27	—	—	—	—	—	—	—	27
Income (loss) before income taxes	438	3	(8)	21	1	1	74	—	530
Income tax (expense) benefit	(99)	—	—	—	—	—	—	(17)	(116)
Net income (loss)	$339	$3	$(8)	$21	$1	$1	$74	$(17)	$414
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.33								$0.40
Diluted	$0.33								$0.40
Weighted average ordinary shares outstanding
Basic	1,025,234,000								1,025,234,000
Diluted	1,026,475,177								1,026,475,177
(1) Total share-based compensation cost, including both cash and equity settled awards, was $59 million for the six months ended September 30, 2022. In the six months ended September 30, 2022, the share-based compensation income of $8 million pertains to a decrease in fair value of certain liability-classified awards that will be settled in equity at the time of vesting. For non-GAAP purposes, we adjust for those awards that are currently liability-classified but will be equity settled after the initial public offering. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
(2) A summary of share-based compensation cost recognized on the Condensed Consolidated Income Statements is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Cost of sales	$20	$2	$26	$3
Selling, general and administrative	149	12	198	18
Research and development	349	32	452	38
Total	$518	$46	$676	$59

(3) A summary of share-based compensation liability-classified cost recognized on the Condensed Consolidated Income Statements is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Cost of sales	$1	$2	$1	$3
Selling, general and administrative	2	11	7	25
Research and development	6	34	13	39
Total	$9	$47	$21	$67

The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Net cash provided by operating activities	$227	$76	$113	$(155)
Adjusted for:
Purchases of property and equipment	(34)	(26)	(60)	(38)
Purchases of intangible assets	(13)	(8)	(13)	(22)
Payment of intangible asset obligations	(11)	(9)	(21)	(20)
Non-GAAP free cash flow	$169	$33	$19	$(235)

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to revenue, cost of sales expenses, costs, income (loss), and potential growth opportunities are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” in our IPO Prospectus.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so except as required by applicable laws.